Mail Stop 3561

April 3, 2009

Mr. James C. Marvin
  Chief Financial Officer
Marketing Worldwide Corporation
2212 Grand Commerce Drive
Howell, Michigan 48855

> **Re:**   **Marketing Worldwide Corporation**
> **Supplemental response letter dated March 12, 2009 regarding the**
> **Form 10-K for the year ended September 30, 2008**
> **File No. 0-50586**

Dear Mr. Marvin:

We have reviewed your supplemental response letter to us dated March 12, 2009 in response to our letter of comment dated February 17, 2009 and have the following comments. We think you should revise your document in response to these comments by filing an amendment to your September 30, 2008 Annual Report on Form 10-K. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The amendment should be filed as soon as possible.

Form 10-K (Fiscal Year Ended September 30, 2008)

General

1.   We have reviewed your responses to our prior comment letter dated February 17, 2009. In addition to the following comments, please reflect your proposed revisions in an amendment to the September 30, 2008 Annual Report on Form 10-K (the "Amended Form 10-K").

Financial Statements

Note G – Bank Line of Credit, page F-18

2.   We have reviewed your proposed disclosure to be included in the Amended Form 10-K in response to our prior comment 8. In the Amended Form 10-K, to be filed, please also consider whether this newly added paragraph disclosure should be separately included under a footnote heading such as "Subsequent Events," and with a dual dating of the auditors' report. We note the auditors' report, which is currently dated January 13, 2009, occurs before the January 27, 2009 notification of default event. Also consideration should be given to the dual dating of the auditors' report as to the proposed restatement regarding the reclassification of your beneficial conversion feature, as discussed in the Staff' comment below under Note K.

3.   As a related matter, refer to page 11 of your Form 10-Q for the quarter ended December 31, 2008. It appears that, on January 27, 2009, you were also notified that you were in default of your obligations under the commercial mortgage loan agreement and that the lender could demand repayment of that debt obligation and of the interest rate swap agreement. As a result, you reclassified this obligation to the current liabilities section of your balance sheet as of the most recent balance sheet date. If our understanding is correct, please explain why this information was not included in your response. In addition, discuss the consideration given to the disclosure requirements of Item 2.04 of Form 8-K.

Note J – Warranty Liability, page F-20

4.   We have reviewed your proposed disclosure to be included in the Amended Form 10-K in response to our prior comment 9 and are unable to locate any revisions. In this regard, please expand your disclosure to also provide a table of activity in your warranty liability as described in paragraph 14(b) of FIN 45.

Note K – Capital Stock, page F-20

5.   We have reviewed your proposed disclosure to be included in the Amended Form 10-K in response to our prior comment 11. However, it appears the proposed disclosure was obtained from paragraph 9 of EITF 98-5, the issuance of convertible debt, rather than to

the issuance of the convertible <u>preferred stock</u> pursuant to paragraph 8 of that EITF. In this regard, "…the beneficial conversion feature is analogous to a dividend and should be recognized as a return to the preferred shareholders…using the effective yield method." Please discuss the consideration given to this guidance when classifying and accounting for the issuance of these securities.

6.   We have reviewed your response to our prior comment 11. Based upon the information you have provided in the final paragraph of your response, it appears to us that you have classified these securities "outside of permanent equity" as required by EITF Topic D-98 because they have redemption features that are not solely within the control of the issuer. That is, you appear to regard redemption of these instruments to be "conditional" at present. If our understanding is correct, it appears that these securities do not currently meet the definition of a "mandatorily redeemable financial instrument" under SFAS 150. In these circumstances you would be required to assess the securities at each reporting period to determine whether circumstances have changed such that the instruments meet the definition of "mandatorily redeemable" and should be reclassified as a liability. If our understanding of your response is correct, your revised disclosures should be clarified to clearly explain these matters. Alternatively, please explain to us how our understanding is not correct and why these instruments currently qualify as a liability under SFAS 150.

<u>Note P – Economic Dependency, page F-28</u>

7.   We have reviewed your proposed disclosure to be included in the Amended Form 10-K in response to our prior comment 13. Please expand to include the amount or percentage of revenue attributable to <u>each of your major customers</u> in each fiscal year provided. For example, in the fiscal year ended September 30, 2008, revenues from your four major customers consisted of: Customer A ($xx or xx%), Customer B ($xx or xx%), Customer C ($xx or xx%), and Customer D ($xx or xx%). You may choose to identify the customer. Refer to paragraph 39 of SFAS No. 131.

<u>Form 10-Q (Quarter Ended December 31, 2008)</u>

<u>General</u>

8.   Please amend your December 31, 2008 Quarterly Report on Form 10-Q to reflect any necessary changes that will occur as a result of amending the September 30, 2008 Annual Report on Form 10-K. In addition, the following comment and those issued above, should be reflected in the amendment to your Form 10-Q.

<u>Note H – Consolidation of Variable Interest Entities, page 18</u>

9.   See the table of consolidated results of operations for the three months ended December 31, 2008. Please reconcile the $(110,224) loss amount with the $(36,298) loss amount shown in the statements of operations for this FIN 46(R) consolidated entity. Explain

how you are accounting for the remaining net liability balance of $(73,926) as of December 31, 2008.

10.   In addition, please expand the note disclosure to discuss the $98,000 cash distributions made by JCMD to its members during the quarter and provide a cross-reference to Note J. Explain to us the nature, purpose and computation of the cash distribution. In addition, please confirm that the distribution does not violate any covenants under the JCMD mortgage loan agreements.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief